Exhibit 99.32

Protech Home Medical Corp.

Condensed Consolidated Interim Financial Statements

2020 Second Quarter

For the Three and Six Months Ended

March 31, 2020 and 2019

(UNAUDITED)

(Expressed in Canadian dollars)

TABLE OF CONTENTS

Condensed Consolidated Statements of Financial Position	Page 3
Condensed Consolidated Statements of Loss and Comprehensive Loss	Page 4
Condensed Consolidated Statements of Changes in Shareholders’ Equity	Page 5
Condensed Consolidated Statements of Cash Flows	Page 6
Notes to the Condensed Consolidated Financial Statements	Pages 7-15

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of these condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed consolidated interim financial statements of the Protech Home Medical Corp (the “Company”) have been prepared by and are the responsibility of the Company’s management and approved by the Board of Directors of the Company.

The Company’s independent auditor has not performed a review of these unaudited condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Professional Accountants for a review of interim financial statements by an entity’s auditor.

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		As at	As at
	Notes	March 31, 2020	September 30, 2019
ASSETS
Current Assets
Cash		$6,210	$12,855
Accounts receivable, net		15,047	12,390
Inventory, net	4	7,808	4,738
Prepaid expenses and other current assets		1,089	800
Total current assets		30,154	30,783
Long-term assets
Property and equipment and right of use assets, net	5	26,024	19,496
Goodwill	6	5,744	1,881
Intangible assets, net	6	2,685	2,911
Deposits		104	94
Total long-term assets		34,557	24,382
TOTAL ASSETS		$64,711	$55,165
LIABILITIES
Current Liabilities
Trade payables		$10,919	$8,122
Accrued liabilities		3,579	2,319
Current portion of lease liabilities	7	8,873	8,528
Total current liabilities		23,371	18,969
Long-Term Liabilities
Debentures	7	12,147	13,966
Lease liabilities	7	7,727	3,081
Other long-term liabilities		243	-
Total long-term liabilities		20,117	17,047
TOTAL LIABILITIES		43,488	36,016
SHAREHOLDERS' EQUITY
Share capital		198,223	198,196
Contributed surplus		21,524	21,390
Accumulated deficit		(213,557)	(213,440)
Accumulated other comprehensive income		15,033	13,003
TOTAL SHAREHOLDERS' EQUITY		21,223	19,149
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$64,711	$55,165

APPROVED ON BEHALF OF THE BOARD:

signed “Donald Ewing”	signed “Mark Greenberg”

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Page | 3

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME (LOSS) AND
COMPREHENSIVE INCOME (LOSS)
(UNAUDITED)

(Expressed in thousands of Canadian Dollars, except per share amounts)

		Three months ended March 31,	Three Months ended March 31,	Six Months ended	Six Months ended
	Notes	2020	2019	March 31, 2020	March 31, 2019
Revenue
Sales of medical equipment and supplies		$10,105	$9,380	$19,967	$18,694
Rentals of medical equipment		13,996	11,444	26,903	22,639
Total revenue		24,101	20,824	46,870	$41,333

Cost of revenue		6,502	6,082	12,531	12,312

Gross profit		17,599	14,742	34,339	29,021

Selling, general, and administrative	10	12,740	10,780	25,292	21,323
Depreciation	5	4,495	2,853	9,046	6,020
Amortization of intangible assets	6	167	151	406	302
Stock-based compensation	8	92	361	134	891
Gain on sale of property and equipment		(11)	-	(91)	(2)
Other expense (income)		(55)	165	(200)	171
Operating Income from continuing operations		171	432	(248)	316

Financing expenses
Interest expense on debentures		300	162	600	323
Other interest expense, net		320	182	624	318
Accretion expense		-	420	-	520
Change in fair value of debentures and derivative	7	(2,549)	96	(1,814)	28
Income (loss) before taxes from continuing operations		2,100	(428)	343	(872)

Provision for income taxes		44	163	44	105

Net income (loss) from continuing operations		2,056	(591)	299	(977)

Discontinued operations:
Net income (loss) from discontinued operations	13	(416)	61	(416)	582
Net income (loss)		$1,640	$(530)	$(117)	$(395)

Other comprehensive income (loss)
Cumulative translation adjustment		2,567	(493)	2,030	962
Comprehensive income (loss)		$4,207	$(1,029)	$1,913	$561
Net income (loss) per share
Basic	11	$0.02	$(0.01)	$(0.00)	$(0.00)
Diluted	11	$0.02	$(0.01)	$(0.00)	$(0.00)
Weighted average number of common shares outstanding:
Basic		83,657	83,530	83,623	82,176
Diluted		88,496	83,550	83,623	82,176

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 4

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF
CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)

(Expressed in thousands of Canadian Dollars)

	Number of Shares (000’s)	Capital stock	Contributed surplus	Accumulated Deficit	Accumulated other comprehensive income
Balance September 30, 2018	75,819	$193,951	$19,041	$(206,055)	$12,332	$19,269
Net income (loss)	-	-	-	(396)	-	(396)
Other comprehensive income	-	-	-	-	962	962
Stock-based compensation (Note 8)	-	-	891	-	-	891
Stock issued with acquisition (Note 3)	227	164	-	-	-	164
Proceeds from issuance of shares (Note 8)	7,483	3,604	-	-	-	3,604
Underwriter options issued (Note 8)	-	(135)	135	-	-	-
Balance March 31, 2019	83,529	$197,584	$20,067	$(206,451)	$13,294	$24,494
Balance September 30, 2019	83,589	$198,196	$21,390	$(213,440)	$13,003	$19,149
Net loss	-	-	-	(117)	-	(117)
Exercise of stock options (Note 8)	96	27	-	-	-	27
Other comprehensive income	-	-	-	-	2,030	2,030
Stock-based compensation (Note 8)	-	-	134	-	-	134
Balance March 31, 2020	83,685	$198,223	$21,524	$(213,557)	$15,033	$21,223

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 5

PROTECH HOME MEDICAL CORP.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(UNAUDITED)

(Expressed in thousands of Canadian Dollars)

	Notes	Six months ended March 31, 2020	Six months ended March 31, 2019
Operating activities
Net income from continuing operations		$299	$(978)
Net income from discontinued operations	13	(416)	582
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		9,452	6,323
Depreciation and amortization – discontinued operations	13	-	232
Accretion expense		-	520
Change in fair value of debentures and derivative	7	(1,814)	28
(Gain)/loss on disposal of property and equipment		(91)	163
Stock-based compensation	8	134	891
Bad debt expense	10	4,114	2,860
Bad debt expense – discontinued operations		-	32
Change in Working Capital:
Net increase in accounts receivable		(4,890)	(6,752)
Net increase in inventory		(1,473)	(1,553)
Net increase in other current assets		(163)	(219)
Net increase in trade payables and accrued liabilities		839	1,979
Net cash flows provided by operating activities		5,991	4,108

Investing activities
Purchases of property and equipment		(77)	(568)
Proceeds from sales of property and equipment		169	15
Cash paid for acquisitions	3	(4,160)	(526)
Net cash flow used in investing activities		(4,068)	(1,079)

Financing activities
Payments of finance lease obligations		(9,072)	(6,382)
Proceeds from issuance of debenture		-	13,959
Proceeds from the exercise of options		27	-
Proceeds from issuance of common shares		-	3,604
Net cash flow received (used in) financing activities		(9,045)	11,181

Net increase (decrease) in cash		(7,122)	14,210

Effect of exchange rate changes on cash held in foreign currencies		477	588

Cash, beginning of period		12,855	4,331
Cash, end of period		$6,210	$19,129

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Page | 6

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

1.	Nature of operations

Reporting entity

Protech Home Medical Corp. ("Protech" or the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 5, 1993. On December 30, 2013, the Company was continued into British Columbia, Canada. The address of the registered office is 5626 Larch St. Suite 202, Vancouver, BC V6M 4E1. The head office is located at 1019 Town Drive, Wilder, Kentucky, United States. The Company is a participating Medicare provider that provides i) nebulizers, oxygen concentrators, and CPAP and BiPAP units; ii) traditional and non-traditional durable medical respiratory equipment and services; and iii) non-invasive ventilation equipment, supplies and services. The Company has embarked on an acquisition strategy for additional revenue and profit growth. The Company’s shares are traded on the TSX Venture Exchange under the symbol PTQ. The stock is also traded over the counter in the United States under the symbol PHMZF.

On July 29, 2019, the Company sold all the assets of one of its subsidiaries, Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. Prior year amounts have been reclassified in order to be comparable to the current year presentation.

Share consolidation

Effective December 31, 2018, the Company consolidated its common shares on the basis of one (1) new post-consolidation common share for every five (5) pre-consolidation common shares. The consolidation will affect shareholders uniformly, including holders of outstanding incentive stock options, warrants and other securities convertible into exercisable for common shares on the effective date.

Going concern

These consolidated financial statements have been prepared on a going concern basis. The application of the going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of operation. If this assumption was not appropriate, adjustments to these condensed consolidated financial statements may be necessary.

2.	Summary of significant accounting policies

Unreserved statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board. These condensed consolidated interim financial statements do not include all the disclosures required in annual consolidated financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the years ended September 30, 2019 and 2018.

Except as noted below, the Company has followed the same basis of presentation, accounting policies and method of computation for these condensed consolidated interim financial statements as disclosed in the annual audited consolidated financial statements for the years ended September 30, 2019 and 2018.

The unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 19, 2020.

These unaudited condensed consolidated interim financial statements, which are presented in Canadian dollars, have been prepared under the historical cost convention, as modified by the measurement at fair values of certain financial assets and financial liabilities.

Page | 7

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

New standards and interpretations adopted

IFRS 16, Leases

Effective October 1, 2019, the Company adopted IFRS 16, Leases. IFRS 16 eliminates the distinction between operating and finance leases from the perspective of the lessee. All contracts that meet the definition of a lease will be recorded in the statement of financial position with a “right of use” asset and a corresponding liability at the present value of the future lease payments using the lessee’s incremental borrowing rate of 8%.

The Company elected to adopt IFRS 16 using the modified retrospective approach. Under this approach, the Company will not restate its comparative figures, but will recognize the cumulative effect of adopting IFRS 16 as an adjustment to opening statement of financial position, with the recognition of $3,456,000 of right of use assets and finance lease obligations on October 1, 2019. On the condensed consolidated statement of income, the impact of the adoption of IFRS 16 is to increase depreciation expense and interest expense, and decrease selling, general, and administrative expenses.

The Company elected to apply the practical expedient to exclude recognition of right of use assets and lease liabilities for leases under 12 months in duration or for which the lease term ends within 12 months of initial application for leases, and for low-value assets. The Company also elected to apply IFRS 16 only to the contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 Leases will not be reassessed for whether a lease exists.

Reconciliation of lease liabilities pursuant to IFRS 16:
Operating lease commitments as at September 30, 2019	$4,360
Recognition exemption for short-term leases	(497)
Gross lease liabilities as at September 30, 2019	3,863
Amounts representing interest	(407)
Additional lease liabilities as a result of adoption of IFRS 16	$3,456

Functional currency

The consolidated financial statements of the Company are presented in Canadian dollars, which is the parent Company’s presentation currency but which differs from its functional currency, the US Dollar, which was determined using management’s judgment that the primary economic environment in which it will derive its revenue and expenses incurred to generate those revenues is the United States. Management has exercised judgment in selecting the functional currency of each of the entities that it consolidates based on the primary economic environment in which the entity operates and in reference to the various indicators including the currency that primarily influences or determines the selling prices of goods and services and the cost of production, including labor, material and other costs and the currency whose competitive forces and regulations mainly determine selling prices.

Business combinations

In accordance with IFRS 3 – Business Combination (“IFRS 3”), a transaction is recorded as a business combination if the significant assets, liabilities, or activities in addition to property and related mortgage debt assumed constitute a business. A business is defined as an integrated set of activities and assets, capable of being conducted and managed for the purpose of providing a return, lower costs, or other economic benefits. Where there are no such integrated activities, the transaction is treated as an asset acquisition. The estimation of the fair value of the assets and liabilities acquired in an acquisition is subject to judgement concerning estimating market values and predicting future events. These values are uncertain and can materially impact the carrying value of the acquired assets and the amount allocated to goodwill.

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in the consolidated statement of income (loss) and comprehensive income (loss) when incurred.

Page | 8

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

3.	Acquisition of businesses and purchase accounting

Acquisition of Cooley Medical Equipment, Inc. (Cooley)

Effective October 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Cooley Medical Equipment, Inc. (Cooley), a Kentucky company in the same industry as the Company. The purchase price was $3,089,000 in cash. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method.

Pro forma twelve-month revenues and net loss for Cooley had the acquisition occurred on October 1, 2018 were approximately $9,500,000 and ($1,700,000), respectively.

The fair value of the acquired assets is provisional pending final valuations of the asset and is as follows:

Cash	$106
Accounts receivable	801
Inventory	818
Prepaid assets	55
Property and equipment	2,859
Goodwill	1,794
Accounts payable and accrued liabilities	(1,709)
Lease liabilities	(1,635)
Net assets acquired	$3,089

Acquisition of Acadia Medical Supply, Inc. (Acadia)

Effective December 1, 2019, the Company, through one of its indirect wholly owned subsidiaries, entered into a purchase agreement to acquire the shares of Acadia Medical Supply, Inc. (Acadia), a Maine company in the same industry as the Company. The purchase price was $1,071,000 in cash. The Company has determined that the transaction is an acquisition of a business under IFRS 3 and it has been accounted for by applying the acquisition method.

Pro forma twelve-month revenues and net income for Acadia had the acquisition occurred on October 1, 2018 were approximately $4,200,000 and $400,000, respectively.

The fair value of the acquired assets is provisional pending final valuations of the assets and is as follows:

Cash	$79
Accounts receivable	139
Inventory	350
Property and equipment	330
Other assets	10
Goodwill	1,694
Accounts payable and accrued liabilities	(895)
Lease liabilities	(636)
Net assets acquired	$1,071

Prior Periods

During the six months ended March 31, 2019, the Company acquired two businesses. The details of these acquisitions were disclosed in Note 7 of the Company’s annual financial statements for the year ended September 30, 2019.

Page | 9

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

4.	Inventory

	As at March 31, 2020	As at September 30, 2019
Serialized	$2,324	$936
Non-serialized	5,484	3,802
Total inventory	$7,808	$4,738

5.	Property and equipment and right of use assets

Property and equipment is stated at cost less accumulated depreciation. Major renewals and improvements are charged to the property accounts, while maintenance, and repairs which do not extend the useful life of the respective assets, are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

The estimated useful lives of the assets are as follows:

Description	Estimated Useful Life
Monitoring equipment	1-5 years
Computer equipment	3-5 years
Vehicles	3-5 years
Office furniture and fixtures	5-10 years
Leasehold improvements and right of use real estate leases	Life of Lease

Depreciation of monitoring equipment commences once it has been deployed to a patient’s address and put in use. Property and equipment and other non-current assets with definite useful lives are tested for impairment whenever events or changes in circumstances indicate that their carrying amount may not be recoverable.

Cost	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$35,377	$668	$574	$1,548	$3,426	$-	$41,593
Additions – adoption of IFRS 16	-	-	-	-	-	3,456	3,456
Additions	5,990	4	-	43	681	897	7,615
Acquisitions	1,770	-	-	306	95	1,018	3,189
Disposals	(10,409)	(57)	(92)	(197)	(624)	-	(11,379)
Foreign exchange	2,088	49	41	231	349	367	3,125
Balance March 31, 2020	$34,816	$664	$523	$1,931	$3,927	$5,738	$47,599

Accumulated Depreciation	Monitoring equipment	Computer equipment	Office furniture and fixtures	Leasehold improvements	Vehicles	Right of use assets – Real estate	Total
Balance September 30, 2019	$19,557	$491	$344	$340	$1,365	$-	$22,097
Depreciation	7,539	67	52	100	416	872	9,046
Disposals	(10,409)	(57)	(92)	(197)	(544)	-	(11,299)
Foreign exchange	1,289	38	27	126	193	58	1,731
Balance March 31, 2020	$17,976	$539	$331	$369	$1,430	$930	$21,575

			Office furniture			Right of use assets
	Monitoring	Computer	and	Leasehold		– Real
Net Book Value	equipment	equipment	fixtures	improvements	Vehicles	estate	Total
Balance September 30, 2019	$15,820	$177	$230	$1,208	$2,061	$-	$19,496
Balance March 31, 2020	$17,090	$125	$192	$1,562	$2,497	$4,808	$26,024

Page | 10

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

6.	Goodwill and intangible assets

The Company has recorded various intangible assets consisting primarily of non-compete agreements, trademarks, customer contracts and customer relationships. Non-compete agreements are the value associated with the non-compete agreements entered by the sellers of purchased companies. Trademarks are the purchase price allocation for the value associated with the trade name of the acquired company. Customer contracts are comprised of the purchase price allocation of the present value of expected future customer billings based on the statistical life of a customer. Customer relationships are the value given in the purchase price allocation to the long-term associations with referral sources such as doctors, medical centers, etc. Finite life intangible assets are amortized on a straight-line basis over the estimated useful lives of the related assets as follows:

Description	Estimated Useful
Life Non-compete agreements	5 Years
Trademarks	10 Years
Customer contracts	2 Years
Customer relationships	10 Years

Gains or losses arising from de-recognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Statements of Net Loss and Comprehensive Loss when the asset is derecognized.

The Company reviews the estimates for useful lives on an annual basis, or more frequently if events during the year indicate that a change may be required, with consideration given to technological obsolescence and other relevant business factors. A change in management’s estimate could impact depreciation/amortization expense and the carrying value of property and equipment and intangible assets.

Cost	Goodwill	Non- compete agreements	Brand	Customer contracts	Customer relationships	Sub-total intangibles with finite lives	Total
Balance September 30, 2019	$1,881	$684	$1,776	$5,099	$11,204	$18,763	$20,644
Acquisitions	3,488	-	-	-	-	-	3,488
Effects of changes in exchange rates	375	49	127	363	799	1,338	1,713
Balance March 31, 2020	$5,744	$733	$1,903	$5,462	$12,003	$20,101	$25,845

		Non-				Sub-total intangibles
		compete		Customer	Customer	with finite
Accumulation amortization	Goodwill	agreements	Brand	contracts	relationships	lives	Total
Balance September 30, 2019	$-	$636	$1,176	$4,937	$9,103	$15,852	$15,852
Amortization	-	22	53	114	217	406	406
Effect of changes in exchange rates	-	48	87	360	663	1,158	1,158
Balance March 31, 2020	-	$706	$1,316	$5,411	$9,983	$17,416	$17,416

						Sub-total
						intangibles
Net carrying amount	Goodwill	Non-compete agreements	Brand	Customer contracts	Customer relationships	with finite lives	Total
Balance September 30, 2019	$1,881	$48	$600	$162	$2,101	$2,911	$4,792
Balance March 31, 2020	$5,744	$27	$587	$51	$2,020	$2,685	$8,429

Page | 11

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

7.	Debentures and lease liabilities

Debentures

On March 7, 2019, the Company issued $15,000,000 in 8.0% Convertible Unsecured Debentures due March 7, 2024, with interest payable semi-annually on June 30th and December 30th of each year. Each $1,000 debenture is convertible at the option of the holder into approximately 769.23 common shares. After three years, the Company can force conversion of the outstanding principal at conversion price of $1.30, if the daily volume weighted average price of the common shares exceeds $1.62/share for twenty consecutive trading days. The debenture agreement also allows for payment of cash in lieu of common shares upon exercise of conversion right by the holder, equivalent of the market price on the conversion date.

The debentures contain multiple embedded derivatives including conversion right, forced conversion option and payment in lieu of common shares. Since the Company is unable to measure the fair value of embedded derivatives reliably, it has chosen to designate the convertible debentures in their entirety (including conversion right, forced conversion option and payment in lieu of common shares) to be subsequently measured at fair value through profit or loss (FVTPL).

The debentures are valued at fair value using the current trading price, with the gain in fair market value of $2,549,000 and $1,814,000 has been recorded in the statement of income (loss) and other comprehensive (loss) income for the three and six months ended March 31, 2020, respectively.

During 2014, the Company issued $8,625,000 in unsecured subordinated debentures due December 31, 2019. The debentures were repaid in April 2019 for $8,970,000, including a prepayment premium.

Leases Liabilities

Below is the movement in lease liabilities for the six months ended March 31, 2020:

	Monitoring Equipment	Vehicles	Right of use assets – real estate	Total
Balance, September 30, 2019	$9,675	$1,934	$-	$11,609
Additions during the period:
Adoption of IFRS 16, Leases	-	-	3,456	3,456
Acquisitions	1,165	87	1,018	2,270
Operations	5,798	675	897	7,370
Repayments	(7,886)	(424)	(762)	(9,072)
Effect of changes in exchange rates	487	162	318	967
Balance, March 31, 2020	$9,239	$2,434	$4,927	$16,600

Future payments pursuant to lease liabilities are as follows:

	As at March 31, 2020	As at September 30, 2019
Less than 1 year	$8,873	$8,528
Between 1 and 5 years	7,727	3,081
More than five years	-	-
Total	$16,600	$11,609

Page | 12

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

8.	Share capital

Bought deal and private placement

On November 2, 2018, the Company completed a bought deal offering of 5,649,600 common shares of the Company at a price of $0.60 per share for gross proceeds to the Company of $3,390,000. Along with this bought deal, the Company also completed a previously announced non-brokered private placement of 1,833,333 common shares to officers and directors at the $0.60 issue price for gross proceeds to the Company of $1,100,000. Issuance costs of $343,000 in cash were incurred. The Company also issued to the underwriter compensation options equal to 6.5% of the offered shares (367,224). Each compensation option is exercisable into one common share of the Company at the issue price for a period of 24 months from the closing of the offering. These shares are recorded as compensation options at $0.60 per share. The fair value of the options has been properly valued using the Black-Scholes option pricing model.

Options

The Company has a stock option plan, which it uses for grants to directors, officers, employees, and consultants. Options granted under the plan are non-assignable and may be granted for a term not exceeding ten years. Stock options generally vest either immediately or quarterly over a two-year period.

A summary of stock options is provided below:

	Number of options (000’s)	Weighted average exercise price
Balance September 30, 2019	11,759	$0.52
Granted	100	1.10
Exercised	(96)	0.38
Forfeited	(176)	0.89
Balance March 31, 2020	11,587	$0.50

At March 31, 2020, the Company had 11,353,742 vested, exercisable stock options with a weighted average exercise price of $0.48.

Stock-based compensation

The Company accounts for stock-based compensation, including stock options, using the fair value method as prescribed by IFRS 2. Under this method, the fair value of stock options at the date of grant is expensed over the vesting period and the offsetting credit is recorded as an increase in contributed surplus.

For the three months ended March 31, 2020 and 2019, the Company recorded stock-based compensation expense of $92,000 and $361,000, respectively.

For the six months ended March 31, 2020 and 2019, the Company recorded stock-based compensation expense of $134,000 and $891,000, respectively.

The fair value of the stock options has been charged to the statement of loss and comprehensive loss and credited to contributed surplus over the proper vesting period, using the Black-Scholes option pricing model calculated using the following assumptions:

	Six months ended	Six months ended
	March 31, 2020	March 31, 2019
Grant price per share	$1.10	$0.63
Risk-free interest rate	1.64%	2.24%
Expected volatility	83.20%	118.17%
Expected life of option	4 years	10 years
Expected dividend yield	Nil	Nil

Page | 13

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

9.	Contingencies

From time to time, the Company is involved in various legal proceedings arising from the ordinary course of business, None of the matters in which the Company is currently involved, either individually, or in the aggregate, is expected to have a material adverse effect on the Company’s consolidated financial position, results of operations, or cash flows.

10.	Selling, general, and administrative

	Three months ended March 31, 2020	Three months ended March 31, 2019	Six months ended March 31, 2020	Six months ended March 31, 2019
Payroll and employee benefits	$7,731	$6,452	$15,411	$12,893
Facilities related expenses	673	803	1,346	1,708
Bad debt expense	2,130	1,549	4,114	2,892
Billing	516	437	951	850
Auto expense	408	273	838	631
Professional fees	380	480	761	816
Utilities	148	121	299	246
Marketing and advertising	187	141	407	303
Other	567	524	1,165	984
Total	$12,740	$10,780	$25,292	$21,323

11.	Income (Loss) per share

Income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted income (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares by assuming the proceeds received from the exercise of stock options and warrants are used to purchase common shares at the prevailing market rate. There is no impact on diluted income (loss) per share because it is antidilutive. For the purpose of income (loss) per common share calculations, the exchangeable Class A common shares of a subsidiary are treated as though they were exchanged.

Income (loss) per share is based on the consolidated income (loss) for the quarter divided by the weighted average number of shares outstanding during the period. Diluted income (loss) per share is computed in accordance with the treasury stock method and based on the weighted average number of shares and dilutive share equivalents.

The following reflects the earnings and share data used in the basic and diluted income (loss) per share computations:

	Three months ended March	Three months ended March	Six months ended March	Six months ended March
	31, 2020	31, 2019	31, 2020	31, 2019
Net income (loss) for continuing operations	$2,056	$(591)	$299	$(977)
Net income (loss) for discontinued operations	(416)	61	(416)	582
Basic weighted average number of shares	83,567	83,530	83,623	82,176
Diluted weighted average number of shares	88,496	83,530	83,623	82,176
Basic – continuing operations	$0.02	$(0.01)	$0.00	$(0.01)
Diluted – continuing operations	$0.02	$(0.01)	$0.00	$(0.01)
Basic – discontinuing operations	$(0.00)	$0.00	$(0.00)	$0.01
Diluted - discontinuing operations	$(0.00)	$0.00	$(0.00)	$0.01

The outstanding stock options for the periods with a net loss were excluded from the calculation of diluted loss per share because their effect is anti-dilutive.

Page | 14

PROTECH HOME MEDICAL CORP.

NOTES TO THE CONDENSED CONSOLIDATED
INTERIM FINANCIAL STATEMENTS
(UNAUDITED)

(Tabular dollar amounts expressed in thousands of Canadian Dollars, except per share amounts)

12.	Related party transactions

The Company has entered into six market rate leases for office, warehouse, and retail space with a rental Company affiliated with the Company’s Chief Executive Officer, the majority of which were entered into in 2015. The leases have a combined area of 74,520 square feet. Lease payments under these leases are approximately $68,000 per month, plus taxes, utilities and maintenance.

Payments of $57,000 and $56,000 were made to the members of the Board of Directors for the three months ended March 31, 2020 and 2019, respectively. Payments of $124,000 and $113,000 were made to members of the Board of Directors for the six months ended March 31, 2020 and 2019, respectively.

Key management personnel also participate in the Company’s share option program (see Note 8). The Company paid or accrued compensation to key management personnel the following:

	Three months ended March	Three months ended March	Six months ended March	Six months ended March
	31, 2020	31, 2019	31, 2020	31, 2019
Salaries and Benefits	$264	$766	$523	$1,009
Stock-based compensation	-	229	-	562
Total	$264	$995	$523	$1,571

13.	Discontinued Operations

On July 29, 2019, the Company sold the assets of Patient Home Monitoring, Inc. The consolidated financial statements and the notes reflect the Patient Home Monitoring, Inc. as discontinued operations. Prior year amounts have been reclassified in order to be comparable to the current year presentation, as follows:

	Three months ended March	Three months ended March	Six months ended March	Six months ended March
	31, 2020	31, 2019	31, 2020	31, 2019
Revenue	$-	$1,088	$-	$2,280
Cost of revenue	-	272	-	180
Gross margin	$-	$816	$-	$2,100
Expenses:
Selling, general and administrative	416	624	416	1,286
Depreciation	-	131	-	232
Net income from discontinued operations	$(416)	$61	$(416)	$582

Page | 15